# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Evogene Ltd., CIK 0001574565
CUSIP: M4119S187
Title of class of securities: Ordinary shares, par value NIS 0.20 per share
Address of issuer's principal executive offices: 13 Gad Feinstein Street, Park Rehovot, Rehovot, Israel (L3), 7638517
Date of event which requires filing of this statement: 10/06/2026
Filed by CIK 0001749628
Persons authorized to receive notices and communications: Kfir Silberman, L.I.A. Pure Capital Ltd, 20 Raoul Wallenberg Street, Tel Aviv, Israel (L3), 6971916, 972-3-7175777

## Reporting persons
- L.I.A. Pure Capital Ltd. (CIK 0001749628): type of reporting person: corporation (CO); citizenship or place of organization: Israel (L3); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 3,057,488; sole dispositive power 2,557,488; shared dispositive power 0; aggregate amount beneficially owned 3,057,488 (16.94% of the class)
  Comment: (1) The percentage of ordinary shares, par value NIS 0.20 per share, of Evogene Ltd. (the "Ordinary Shares" and the "Issuer", respectively) beneficially owned by the Reporting Person is based on 18,053,071 Ordinary Shares outstanding as of October 5, 2026, as reported by the Issuer in the Issuer's Proxy Statement for its Special General Meeting, dated October 6, 2026, attached as Exhibit 99.2 to the Issuer's Form 6-K that was furnished to the U.S. Securities and Exchange Commission on October 6, 2026.
- Kfir Silberman: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,057,488; sole dispositive power 2,557,488; shared dispositive power 0; aggregate amount beneficially owned 3,057,488 (16.94% of the class)
  Comment: (1) The securities reported on this Schedule are held by L.I.A. Pure Capital Ltd. ("Pure Capital"). Kfir Silberman is the officer, sole director, chairman of the board of directors and controlling shareholder of Pure Capital.
  
  (2) The percentage of Ordinary Shares beneficially owned by the Reporting Person is based on 18,053,071 Ordinary Shares outstanding as of October 5, 2026, as reported by the Issuer in the Issuer's Proxy Statement for its Special General Meeting, dated October 6, 2026, attached as Exhibit 99.2 to the Issuer's Form 6-K that was furnished to the U.S. Securities and Exchange Commission on October 6, 2026.
- Invest Pro Shukai Hon Ltd. (CIK 0002110772): type of reporting person: corporation (CO); citizenship or place of organization: Israel (L3); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,057,488; sole dispositive power 500,000; shared dispositive power 0; aggregate amount beneficially owned 3,057,488 (16.94% of the class)
  Comment: (1) The percentage of Ordinary Shares beneficially owned by the Reporting Person is based on 18,053,071 Ordinary Shares outstanding as of October 5, 2026, as reported by the Issuer in the Issuer's Proxy Statement for its Special General Meeting, dated October 6, 2026, attached as Exhibit 99.2 to the Issuer's Form 6-K that was furnished to the U.S. Securities and Exchange Commission on October 6, 2026.
- Ron Yair Peled: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,057,488; sole dispositive power 500,000; shared dispositive power 0; aggregate amount beneficially owned 3,057,488 (16.94% of the class)
  Comment: (1) The securities reported on this Schedule are held by Invest Pro Shukai Hon Ltd. ("Invest Pro"). Ron Yair Peled is the owner and the Chief Executive Officer of Invest Pro.
  
  (2) The percentage of Ordinary Shares beneficially owned by the Reporting Person is based on 18,053,071 Ordinary Shares outstanding as of October 5, 2026, as reported by the Issuer in the Issuer's Proxy Statement for its Special General Meeting, dated October 6, 2026, attached as Exhibit 99.2 to the Issuer's Form 6-K that was furnished to the U.S. Securities and Exchange Commission on October 6, 2026.

## Item 1. Security and Issuer
Title of class of securities: Ordinary shares, par value NIS 0.20 per share
Name of issuer: Evogene Ltd.
Address of issuer's principal executive offices: 13 Gad Feinstein Street, Park Rehovot, Rehovot, Israel (L3), 7638517
Comment: The following constitutes Amendment No. 7 ("Amendment No. 7") to the Schedule 13D previously filed by the undersigned on July 10, 2026 and amended by Amendment No. 1 on July 20, 2026, by Amendment No. 2 on July 27, 2026, by Amendment No. 3 on August 7, 2026, by Amendment No. 4 on August 13, 2026, by Amendment No. 5 on August 28, 2026 and by Amendment No. 6 on September 11, 2026 (as amended, the "Schedule 13D"). This Amendment No. 7 amends the Schedule 13D as specifically set forth herein. Each capitalized term used and not defined herein shall have the meaning assigned to such term in the Schedule 13D. Except as provided herein, each Item of the Schedule 13D remains unchanged. This Amendment No. 7 is being filed to report that the entry into a Cooperation Agreement by and among the Reporting Persons and the Issuer dated October 6, 2026.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended to add the following at the end thereof:

On October 6, 2026, the Reporting Persons entered into a Cooperation Agreement (the "Cooperation Agreement") with the Issuer.

Pursuant to the Cooperation Agreement, among other things:

(i) Prior to the execution of the Cooperation Agreement, Dr. Yael Margolin and Mr. Yoshinori Oikawa resigned from the Issuer's board of directors (the "Board"), and the remaining members of the Board appointed Dr. Adi Zuluf-Shani and Mr. Oz Adler, nominees of the Reporting Persons, to serve as directors until the General Meeting (as defined below), at which they will stand for election by the Issuer's shareholders;

(ii) The Issuer agreed to convene a general meeting of shareholders (the "General Meeting") to consider, among other matters, (A) approval of the Cooperation Agreement, (B) the election of Mr. Itay Maroz and Mr. Shahar Zadok, nominees of the Reporting Persons, to the Board to replace outgoing directors Mr. Dan Falk and Dr. Adrian Percy, each of whom has delivered a resignation letter that will become effective upon such election, and (C) the election of Dr. Adi Zuluf-Shani and Mr. Oz Adler to the Board, in each case as further described above.

(iii) Following shareholder approval of the foregoing proposals, the Board is expected to consist of seven directors, four of whom will be nominees of the Reporting Persons and three of whom will be continuing directors. The continuing directors are expected to continue serving for a transition period of up to six (6) months, unless otherwise agreed by the Board in consultation with the Reporting Persons, in order to facilitate the orderly transition of oversight and management of the Issuer's business and affairs.

(iv) The Reporting Persons shall withdraw their previously announced intention to commence a special tender offer with respect to the Issuer and further agreed, subject to the terms of the Cooperation Agreement, not to commence a special tender offer for a period of sixty (60) days following execution of the Cooperation Agreement. During the same sixty (60)-day period, the Issuer agreed not to issue any ordinary shares or securities convertible into or exchangeable for ordinary shares, including pursuant to its at-the-market offering program, other than issuances to employees in the ordinary course of business and consistent with past practice. The Cooperation Agreement does not limit the Reporting Person's right to acquire additional shares of the Issuer.

The foregoing description of the Cooperation Agreement is qualified in its entirety by reference to the full text of the Cooperation Agreement, which is attached hereto as Exhibit 10 and is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Part (a) of Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The information included herein is based on a total of 18,053,071 Ordinary Shares outstanding as of October 5, 2026, as reported by the Issuer in the Issuer's Proxy Statement for its Special General Meeting, dated October 6, 2026, attached as Exhibit 99.2 to the Issuer's Form 6-K that was furnished to the U.S. Securities and Exchange Commission on October 6, 2026.

Pure Capital has the sole dispositive power over 2,557,488 Ordinary Shares, representing in the aggregate approximately 14.17% of the outstanding share capital of the Issuer, and a shared voting power over 3,057,488 Ordinary Shares, representing in the aggregate approximately 16.94% of the outstanding share capital of the Issuer.

Kfir Silberman does not directly own any Ordinary Shares. Mr. Silberman, as the owner and controlling shareholder of Pure Capital, may be deemed a beneficial owner of any Ordinary Shares beneficially owned by Pure Capital.

Pro Invest has the sole dispositive over 500,000 Ordinary Shares, representing approximately 2.77% of the outstanding share capital of the Issuer, and a shared voting power over 3,057,488 Ordinary Shares, representing in the aggregate approximately 16.94% of the outstanding share capital of the Issuer.

Ron Yair Peled does not directly own any Ordinary Shares. Ron Yair Peled is the owner and the Chief Executive Officer of Invest Pro. Mr. Yair Peled, as the owner and controlling shareholder of Invest Pro, may be deemed a beneficial owner of any Ordinary Shares beneficially owned by Invest Pro.

Voting power with respect to the reported securities is shared pursuant to the terms of the oral voting agreement, as described in Item 6.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the beneficial owners of any securities of the Issuer he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein except to the extent of his or its pecuniary interest therein.

The Reporting Persons may be deemed to constitute a "group" for purposes of Section 13(d) of the Exchange Act. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that a group exists for purposes of Schedule 13(d) of the Exchange Act or for any other purpose, and each Reporting Person disclaims the existence of any such group.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following exhibit:

Exhibit 10 - Form of Cooperation Agreement, dated October 6, 2026, by and among L.I.A. Pure Capital Ltd., Invest Pro Shukai Hon Ltd. and Evogene Ltd.

## Signatures
- L.I.A. Pure Capital Ltd.: /s/ Kfir Silberman, Kfir Silberman/Chairman and Chief Executive Officer (10/06/2026)
- Kfir Silberman: /s/ Kfir Silberman, Kfir Silberman (10/06/2026)
- Invest Pro Shukai Hon Ltd.: /s/ Eli Zamir, Eli Zamir/Director (10/06/2026)
- Ron Yair Peled: /s/ Ron Yair Peled, Ron Yair Peled (10/06/2026)